UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 0-26582
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Omega Healthcare Investors, Inc.
Full Name of Registrant

Former Name if Applicable

9690 Deereco Road, Suite 100
Address of Principal Executive Office (Street and Number)

Timonium, MD 21093
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Omega Healthcare Investors, Inc. (the “Company”) is filing this notification as required by the rules of the Securities and Exchange Commission (the “SEC”) to indicate that its Form 10-Q for the quarter ended September 30, 2006 will not be filed by November 9, 2006, when due, or by November 14, 2006. Accordingly, the Company is not requesting the five-day extension permitted by the rules of the SEC for filing the Form 10-Q for the quarter ended September 30, 2006.

As previously announced on October 24, 2006 and as disclosed in Item 4.02 of Form 8-K filed with the SEC on October 25, 2006, the Company has determined that its previously filed audited financial statements for the years ended December 31, 2003, 2004 and 2005 and unaudited quarterly financial statements for the quarters ended March 31, 2006 and June 30, 2006 must be restated to correct accounting errors. As a consequence, the Company will file a Form 10-K/A for the period ended December 31, 2005 to correct its audited financial statements for the years ended December 31, 2003, 2004 and 2005.  The Company is currently preparing the Form

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10-K/A for December 31, 2005, and the Company intends to file the Form 10-K/A for the period ending December 31, 2005 and amendments to its Form 10-Q reports for the first and second quarters of 2006 prior to filing its Form 10-Q for the quarter ended September 30, 2006.

The Company is working diligently to quantify the impact of the necessary adjustments on each of the affected prior periods and review its financial statements for each period.  In addition, Ernst & Young LLP, the registrants’ auditors, will also need to complete audit procedures relating to the 2005 financial statements and review procedures relating to the 2006 interim period financial statements.  The Company must complete the restatement for prior periods before it is in position to complete its financial statements and Form 10-Q for the current period. Due to the recent decision to restate these prior periods discussed above, the Company could not file the Company's Form 10-Q for the quarter ended September 30, 2006 by the due date of November 9, 2006.

The Company is aware that PCAOB Auditing Standard No. 2 provides that a restatement of previously issued financial statements is generally a strong indicator of a material weakness in internal control over financial reporting. Management is currently assessing its internal control over financial reporting with respect to the issues described herein and will set forth the results of its review in its Form 10-K/A, which the Company expects will report a material weakness with respect to such issues.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert Stephenson	(410)	427-1700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to completing the restatements of the prior periods, as described in Part III, the Company is unable to reasonably estimate the anticipated change in results of operations for the period ended September 30, 2006.

Omega Healthcare Investors, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ Robert Stephenson
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).